NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES THIRD

QUARTER 2009 FINANCIAL AND OPERATING RESULTS

AND CONFIRMS NOVEMBER DISTRIBUTION

Calgary, AB – November 9, 2009 (TMX – PMT.UN) - Paramount Energy Trust (“PET” or the “Trust”) is pleased to release its financial and operating results for the three and nine months ended September 30, 2009. PET’s natural gas price hedging program led the Trust to post strong funds flows for the third quarter of 2009 despite weak natural gas prices related to high storage levels.

PET is also pleased to confirm that its distribution to be paid on December 15, 2009 in respect of income received by PET for the month of November 2009, for Unitholders of record on November 23, 2009, will be $0.05 per Trust Unit. The ex-distribution date is November 19, 2009. The November distribution brings cumulative distributions paid in 2009 to $0.59 per Trust Unit and distributions paid since the inception of the Trust in February 2003 to $13.714 per Trust Unit.  The ex-distribution and record date have been adjusted to accommodate the Trust’s Premium Distribution and Distribution Reinvestment Plan.

Third Quarter Summary

•

Average production measured 152.4 MMcfe/d for the three months ended September 30, 2009 as compared to 183.7 MMcfe/d reported in the same period of 2008. With the significant downturn in natural gas prices, PET undertook a detailed analysis of the economic attributes of all of its properties and identified opportunities to preserve value through voluntary production curtailments. As a result of this analysis, the Trust shut in approximately 35 MMcfe/d of natural gas production in the second and early in the third quarter of 2009.  As of November 1, 2009 approximately 20 MMcfe/d has been returned to production due to recent strengthening in natural gas prices.

•

The Trust’s realized gas price was $7.51 per Mcfe for the three months ended September 30, 2009, a 14 percent decrease from the comparable quarter in 2008. The effect of the 67 percent decrease in AECO prices from quarter to quarter was largely offset by realized gains on financial instruments totaling $56.3 million for the three months ended September 30, 2009, comprised of $14.9 million received for monthly settlements during the quarter and $41.4 million crystallized through the early termination of PET’s AECO-based financial fixed price natural gas contracts for November 2009 through March 2010. The hedge price on the crystallized volumes was immediately reset to $5.38 per GJ to provide continued downside protection. PET collected $1.1 million in call option proceeds during the third quarter, further enhancing the Trust’s realized gas price.

•

Funds flow decreased to $59.6 million ($0.49 per Trust Unit) from $76.4 million ($0.68 per Trust Unit) for the third quarter of 2008 primarily due to lower gas prices and voluntary production shut-ins, partially offset by lower royalties and cost reductions in both the operating and administrative aspects of PET’s operations. Funds flow netbacks for the quarter decreased six percent to $4.25 per Mcfe/d from $4.52 per Mcfe/d in the third quarter of 2008.

•

Distributions payable for the third quarter of 2009 totaled $0.15 per Trust Unit, comprised of $0.05 per Trust Unit paid on August 17, September 15 and October 15, representing a payout ratio of 30.7 percent of funds flow as compared to 44.0 percent for the third quarter of 2008.

•

On September 21, 2009, PET announced that it had adopted a Premium DistributionTM component in its Distribution Reinvestment Plan (the "Premium DRIP Plan") payable with the September 2009 cash distribution and onwards.  The Premium DRIP Plan supersedes, amends and restates in its entirety the Distribution Reinvestment and Optional Trust Unit Purchase Plan of PET dated December 17, 2003 (the "Original Plan").  The primary differences between the Premium DRIP Plan and the Original Plan are the addition of the Premium DistributionTM component, through which eligible Unitholders who enroll in the Premium DRIP Plan can elect to receive 102 percent of the regular monthly distribution, and the discontinuation of the Optional Trust Unit purchase component which was available under the Original Plan.  For more information visit www.paramountenergy.com.

•

The Trust reported a net loss of $44.2 million ($0.36 per basic and diluted Trust Unit) for the three months ended September 30, 2009 as compared to net earnings of $180.8 million ($1.62 per basic and $1.60 per diluted Trust Unit) for the 2008 period. The net loss is due to an unrealized loss on financial instruments of $45.8 million caused by the early termination of financial instrument contracts and the change in the mark to market value of these contracts at the end of the quarter. In the third quarter of 2008 PET recorded an unrealized gain on financial instruments of $168.9 million.

•

Exploration, development and land expenditures totaled $10.7 million for the three months ended September 30, 2009, and were focused on drilling and facilities in the Southern district, as well as expenditures on the Trust’s gas storage project located near Vegreville, Alberta.

•

Net bank debt was reduced by $23.0 million during the quarter to $295.5 million from $318.5 million at June 30, 2009. The Trust repaid and terminated the Profound Energy Inc. credit facility after finalizing the corporate acquisition in August 2009.

Subsequent Events

•

On October 14, 2009, the Trust announced that it intends to seek debentureholder approval to combine and amend the terms of its 2005 6.25% and 2006 6.25% convertible debentures. The proposed changes to the terms include an increase of the coupon rate by 0.50% to 6.75%, a reduction of the conversion price to $8.40 per Trust Unit, an extension of the maturity date to October 31, 2016 and the provision of a four year non-call ending on October 31, 2013. The Trust has scheduled a meeting of debentureholders on November 13, 2009 to seek approval of the amendments.

•

Since the end of the third quarter, PET has locked in an additional $5.4 million in hedging gains relating to the reset natural gas hedging contracts put into place in late September for the November 2009 through March 2010 period. The Trust’s current outstanding financial and physical forward sales arrangements are detailed in management’s discussion and analysis of the third quarter of 2009.

•

PET has entered into a purchase and sale agreement to dispose of a non-core asset in northeast Alberta, producing approximately 2.1 MMcf/d, for net proceeds of $12 million.  Closing is anticipated in November 2009.

Outlook and Sensitivities

The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.05 per Trust Unit for the fourth quarter of 2009 at certain AECO natural gas price levels, incorporating the Trust’s current financial hedges and physical forward sales contracts, capital expenditures of $17 million and related production additions, closing of the non-core asset disposition for $12 million, operating costs of $23 million, cash general and administrative expenses of $12 million and an interest rate on bank debt of 4.3 percent. This information is intended to provide information to readers on estimated fourth quarter production, funds flows and debt levels and may not be appropriate for other purposes.

	Average AECO Monthly Index Gas Price ($/GJ)
Funds flow outlook – Fourth quarter of 2009	$3.00	$4.00	$5.00
Oil and natural gas production (MMcfe/d)	146	146	146
Realized gas price ($/Mcfe)	4.87	5.36	5.62
Funds flow ($millions) (1)	17	22	24
Per Trust Unit ($/Unit/month)	0.045	0.058	0.063
Payout ratio (%) (1)	111	86	79
Ending net bank debt ($millions) (1)	288	283	281
Ending net debt ($millions) (1)	518	513	511
Ending net bank debt to annual funds flow ratio (times) (2)	1.4	1.3	1.3
Ending net debt to annual funds flow ratio (times) (3)	2.5	2.4	2.4

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(2)

Calculated as ending net bank debt divided by estimated annual 2009 funds flow

(3)

Calculated as ending net debt (including convertible debentures) divided by estimated annual funds flow.

Funds flows for the second half of 2009 have to date been materially higher than projected in the Trust’s outlook and sensitivities in PET’s press release dated August 6, 2009, due primarily to the early termination of financial hedging agreements for proceeds of $41.4 million, which were included in funds flows for the third quarter of 2009.

PET has a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”). With the persistent weakness in natural gas prices in 2009, lenders have significantly reduced the natural gas price forecasts used in their credit evaluations. As a result PET expects that the borrowing base under the Credit Facility will be reduced by approximately ten percent in the next few weeks following the completion of the semi-annual borrowing base review by the lenders.

The Board of Directors of the administrator of the Trust has approved an exploration and development capital expenditure budget of $81 million for 2010, including $22 million directed to west central Alberta. The program includes capital spending of $32 million in the first quarter, with the flexibility to adjust the remainder of the program upward or downward should gas prices improve or weaken as a result of gas storage levels after the winter heating season. The Trust intends to fund 2010 exploration and development expenditures from funds flow.

The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.05 per Trust Unit for 2010 at certain AECO natural gas price levels, incorporating the Trust’s current financial hedges and physical forward sales contracts, exploration and development capital expenditures of $81 million and related production additions, operating costs of $111 million, cash general and administrative costs of $33 million and an interest rate on bank debt of 4.5 percent. This information is intended to provide information to readers on estimated 2010 production, funds flows and debt levels and may not be appropriate for other purposes.

	Average AECO Monthly Index Gas Price ($/GJ)
Funds flow outlook – 2010	$4.00	$5.00	$6.00
Oil and natural gas production (MMcfe/d)	147	147	147
Realized gas price ($/Mcfe) (1)	6.68	7.05	7.43
Funds flow ($millions) (2)	175	187	195
Per Trust Unit ($/Unit/month)	0.112	0.120	0.125
Payout ratio (%) (2)	45	42	40
Ending net debt ($millions) (2)	470	458	450
Ending net debt to funds flow ratio (times) (3)	2.7	2.4	2.3

(1)

PET’s weighted average forward price on an average of 88,000 GJ/d for the period January 1 to December 31, 2010 is $7.24 per GJ.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)

Calculated as ending net debt (including convertible debentures) divided by estimated 2010 funds flow.

PET’s sensitivity to gas prices for both the remainder of 2009 and 2010 has changed with changes in its financial and forward physical hedging position, including the early crystallization of hedging gains in the winter 2009/2010 period. Sensitivity of PET’s fund flows to changes in production volumes, operating and general and administrative costs and interest rates has not changed significantly from the sensitivity analysis presented in the Trust’s management’s discussion and analysis for the year ended December 31, 2008.  The Trust continues to focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital reinvestment.

PET is in the final stages of evaluating the development potential of its gas storage project located north of Vegreville, Alberta. The Trust expects to make its determination as to whether or not to move to full scale development of the project prior to the end of November 2009.

Additional Information

A copy of PET’s unaudited interim consolidated financial statements and related notes and management’s discussion and analysis for the three and nine months ended September 30, 2009 and 2008 can be obtained through the Trust’s website at http://www.paramountenergy.com and SEDAR at www.sedar.com.

Forward-Looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations and the information contained under the heading "Outlook and Sensitivities" above may constitute forward-looking statements under applicable securities laws.  The forward-looking information includes, without limitation, statements regarding PET’s projected production levels, costs, capital expenditures, realized gas price, debt levels, funds flow and payout ratio.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties. Readers are cautioned that the forgoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of PET’s management at the time the information is released and PET disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

Conference Call and Webcast

PET will be hosting a conference call and webcast at 9:00 am, Mountain Time, Tuesday November 10, 2009 to review this information. Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time: Toronto and area – 1-416-644-3424; outside Toronto – 1-866-250-4892. For a replay of this call please dial: Toronto and area – 1-416-640-1917; outside Toronto – 1-877-289-8525, passcode 4171050# until Tuesday November 17, 2009. To participate in the live webcast please visit www.paramountenergy.com or http://webx.newswire.ca/click/?id=765b3ba538d14da. The webcast will also be archived shortly following the presentation.

PET is a natural gas-focused Canadian energy trust. PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The TMX Group has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Sue Showers Investor Relations and Communications Advisor

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended September 30			Nine Months Ended September 30
($Cdn thousands except volume and per Trust Unit amounts)	2009	2008	% Change	2009	2008	% Change
Financial
Revenue, including realized gains and losses on financial instruments	105,274	148,328	(29)	339,741	424,538	(20)
Funds flow (1)	59,599	76,380	(22)	191,938	213,921	(10)
Per Trust Unit (2)	0.49	0.68	(28)	1.66	1.93	(14)
Net earnings (loss)	(44,151)	180,796	(124)	25,680	39,771	(35)
Per Trust Unit (2)	(0.36)	1.62	(122)	0.22	0.36	(39)
Distributions	18,324	33,584	(45)	57,028	100,036	(43)
Per Trust Unit (3)	0.15	0.30	(50)	0.49	0.90	(46)
Payout ratio (%) (1)	30.7	44.0	(30)	29.7	46.8	(37)
Total assets	1,099,869	1,158,996	(5)	1,099,869	1,158,996	(5)
Net bank and other debt outstanding (4)	295,549	286,708	3	295,549	286,708	3
Convertible debentures, at principal amount	230,168	236,034	(2)	230,168	236,034	(2)
Total net debt (4)	525,717	522,742	1	525,717	522,742	1
Unitholders’ equity	268,611	295,681	(9)	268,611	295,681	(9)
Capital expenditures
Exploration and development	10,666	34,979	(70)	58,092	97,762	(41)
Acquisitions, net of dispositions	18,723	(9,733)	292	114,376	(16,371)	(798)
Other	105	235	(55)	244	661	(63)
Net capital expenditures	29,494	25,481	16	172,712	82,052	110
Trust Units outstanding (thousands)	124,591			124,591
End of period	123,955	112,396	10	123,955	112,396	10
Weighted average	121,452	111,783	9	115,861	111,005	4
Incentive Rights outstanding	7,201	7,205	-	7,201	7,205	-
Trust Units outstanding at November 9, 2009	124,591			124,591
Operating
Production
Total natural gas (Bcfe) (7)	14.0	16.9	(17)	44.1	50.6	(13)
Daily average natural gas (MMcfe/d) (7)	152.4	183.7	(17)	161.6	185.3	(13)
Gas over bitumen deemed production (MMcf/d) (5)	17.5	19.0	(8)	18.1	19.6	(8)
Average daily (actual and deemed - MMcfe/d) (5)	169.9	202.7	(16)	179.7	204.9	(12)
Per Trust Unit (cubic feet equivalent/d/Unit) (2)	1.40	1.81	(23)	1.55	1.85	(16)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (6)	3.41	8.93	(62)	4.26	8.64	(51)
Including financial hedging and physical forward sales (6)	7.51	8.78	(14)	7.69	8.39	(8)
Land (thousands of net acres)
Undeveloped land holdings	2,009	1,967	2	2,009	1,967	2
Drilling (wells drilled gross/net)
Gas	4/3.8	25/20.5	(84)/(81)	42/35.2	67/51.8	(37)/(32)
Dry	-/-	-/-	-/-	-/-	2/1.6	(100)/(100)
Total	4/3.8	25/20.5	(84)/(81)	42/35.2	69/53.4	(39)/(34)
Success rate (%)	100/100	100/100	-/-	100/100	97/97	3/3

(1)

These are Non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(2)

Based on weighted average Trust Units outstanding for the period.

(3)

Based on Trust Units outstanding at each distribution date.

(4)

Net debt includes net working capital (deficiency) before short-term financial instrument assets and liabilities and the current portion of convertible debentures. Total net debt includes convertible debentures measured at principal amount. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(5)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”) or its successor, the Energy Resources Conservation Board (“ERCB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(6)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO monthly index.

(7)

Production amounts are based on the Trust’s interest before royalties.